Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Twilio Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report dated March 1, 2018, on the effectiveness of internal control over financial reporting as of December 31, 2017, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2017 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness related to obtaining or generating relevant quality information to support the design and functioning of control activities over the accounting for capitalized software has been identified.

/s/ KPMG LLP

San Francisco, California
May 9, 2018